UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Amendment 6)

Under the Securities Exchange Act of 1934

Uni Core Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90456P302

(CUSIP Number)

April 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP NO. 90456P302

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) KCG Americas LLC 22-3660471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,927,947
	6.	SHARED VOTING POWER Not applicable
	7.	SOLE DISPOSITIVE POWER 3,927,947
	8.	SHARED DISPOSITIVE POWER Not applicable
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,947
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.0% based on outstanding shares as determined on May 7, 2015 per discussion with the Transfer Agent, Direct Transfer, LLC, 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.

12.	TYPE OF REPORTING PERSON* BD

ITEM 1(a).	Name of Issuer

Uni Core Holdings Corp.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

Room 721, World Financial Center, Shennan East Road, Shenzhen City, Guangdong Province, China 518008

ITEM 2(a).	Names of Persons Filing

KCG Americas LLC

ITEM 2(b).	Address of principal business office

545 Washington Blvd.
Jersey City, NJ 07310

ITEM 2(c).	Citizenship

Delaware

ITEM 2(d).	Title of Class of Securities

Common Stock

ITEM 2(e).	CUSIP Number

90456P302

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a)	Amount beneficially owned

3,927,947

	(b)	Percent of class 2.0%

	(c)	Number of shares as to which such person has:

		(i) sole power to vote or to direct the vote	3,927,947

		(ii) shared power to vote or to direct the vote	Not applicable

		(iii) sole power to dispose or to direct the disposition of	3,927,947

		(iv) shared power to dispose or to direct the disposition of	Not applicable

ITEM 5.		Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.		Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.		Identification and Classification of Members of the Group

Not applicable.

ITEM 9.		Notice of Dissolution of Group

Not applicable.

ITEM 10.		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2015

KCG Americas LLC

By:	/s/ Matthew Levine
Matthew Levine
Director of Compliance